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											Exhibit A


ASSET  SALE  AGREEMENT


	THIS ASSET SALES AGREEMENT ("Agreement") dated February ____, 1998, is made and entered into by and between The Peoples Natural Gas Company, a Pennsylvania corporation, (hereinafter referred to as "Seller"), and CNG Producing Company a Delaware corporation with a mailing address of 1450 Poydras Street, New Orleans, LA 70112-6000 (hereinafter referred to as "Buyer").

WITNESSETH:

	That for and in consideration of the mutual agreements contained herein, and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, Seller desires to sell to Buyer and Buyer desires to purchase from Seller those certain oil and gas interests and associated assets identified in Paragraph 1.1 Assets to be Conveyed. Accordingly, Seller and Buyer agree as follows:


1.	SALE AND PURCHASE OF ASSETS

1.1 Assets To Be Conveyed. Subject to the terms and conditions of this agreement, Seller agrees to sell, assign, transfer and convey to Buyer, and Buyer agrees to purchase, assume, accept and acquire from Seller all of Seller's rights, title and interest in and to the following:

			a)	The oil and gas lease(s) listed in the accounts of Seller
described in Exhibit "A" insofar and only insofar as such
lease(s) cover and affect the lands and depths listed in
Seller's accounts described in Exhibit "A" (hereinafter
referred to as the "Leases", whether one or more), subject
to any contracts, farmouts, or overriding royalties
affecting the leases, together with Seller's interest in any pooled, communitized or unitized acreage derived by virtue
of Seller's ownership of those interests listed in the
accounts described in Exhibit "A";




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		b)	All contracts and agreements to the extent that same affect
the Leases and wells listed in Seller's accounts described
in Exhibit "A".

		c)	All surface use agreements, easements, rights of way,
licenses, authorizations, permits, and similar rights and interests applicable to, or used or useful in connection with, any or all of the interests listed in Seller's accounts described in Exhibit "A" provided, however, Seller shall retain all of its right, title and interest in and to the same insofar as they pertain to, or are used or useful in connection with any interests in the Leases not conveyed to Buyer; and

		d)	Wells, pipelines and other related equipment or interests in wells drilled and operated pursuant to oil and gas leases or
Joint Operating Agreements set forth in Seller's accounts
described in Exhibit "A".

Such interests described in a), b), c), and d) above are hereinafter collectively referred to as the "Assets". Such transfer of Assets will be made at Closing, but shall be made effective, subject to the terms hereof, as of the Effective Date, as same is hereinafter defined.

	1.2	Purchase Price.  The aggregate purchase price for the Assets shall be equal to the net book value of the Assets set forth in the accounts described in Exhibit "A" as of the Effective Date, which shall hereinafter be referred to as the "Purchase Price", which may be subject to adjustments prior to Closing as provided for herein. Such Purchase Price shall also include a federal and state income tax adjustment as described in Section 5.3 and Exhibit "C". The adjusted Purchase Price, in immediately available funds, shall be wire transferred to Seller's account on the morning of the Closing Date. In the event any preferential rights for any of the Assets covered by this agreement are exercised pursuant to paragraph 7.3, then the purchase price to be allocated to the Assets subject to the exercised preferential rights shall include a pro-rata allocation of the federal and state income tax adjustment, to be determined on the basis of oil and gas reserves, or on any other basis agreed to by Seller and Buyer.









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	1.3	Conveying Instruments.  The Assets to be conveyed by Seller to
Buyer pursuant to this agreement shall be conveyed with a special warranty of title, as noted herein as to Seller's interest pursuant to an assignment in like form to that which is attached hereto as Exhibit "B", which assignment shall be made subject to the terms and provisions of this agreement.


2.	ADDITIONAL CONSIDERATIONS


	2.1	Buyer's Plugging and Abandonment Obligations.  Specific to the
Assets being purchased hereunder and as of the Effective Date, Buyer agrees to accept full responsibility for all costs incurred in complying with the rules and regulations of any governmental agency having jurisdiction over the


Leases and with all applicable provisions of the Leases concerning plugging and abandoning all wells drilled by Buyer or Seller on the Leases, proper abandonment of all pipelines owned by Buyer on the Leases and restoration of the surface area of the Leases.


	2.2	Buyer's Indemnities.  Buyer shall fully protect, indemnify and defend Seller, its affiliates or parent company, as well as the officers, agents and employees of each (collectively, "Seller
Group") and hold them harmless from any and all expenses, claims, losses, damages, demands, suits and liabilities including attorneys' fees and costs of litigation of every kind
(collectively, "Claims"), including without limitation those relating to injury to or death of persons, and damage to or loss of property, arising out of or connected directly, or indirectly with Buyer's ownership or operation of the Assets, accruing on or after the Effective Date, REGARDLESS OF THE CAUSE OR OF THE
NEGLIGENT ACT OR OMISSION OR STRICT LIABILITY, WHETHER SOLE OR
PARTIAL, OF SELLER, ITS OFFICERS, AGENTS AND EMPLOYEES. Buyer shall fully protect, indemnify, defend and hold Seller Group harmless against any and all Claims for pollution and/or environmental damage of any kind, including costs of clean-up, response and remediation, any fines or penalties assessed on account of such damage, caused by, arising out of, or in any way incidental to Buyer's ownership or operation of the Assets if asserted after the Effective Date.






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	2.3 	Seller's Indemnities.  Seller shall fully protect, indemnify and defend each company listed as Buyer, its affiliates or parent company, as well as the officers, agents and employees of each (collectively "Buyer Group") and hold them harmless for any and all expenses, claims, loses, damages, demands, suits and liabilities, including attorney's fees and costs of litigation of every kind (collectively "Claims"), including without limitation those relating to injury to or death of persons, and damage to or loss of property, arising out of or connected directly or indirectly with Seller's ownership or operation of the Assets, accruing before the Effective Date, REGARDLESS OF THE CAUSE OR OF
THE NEGLIGENT ACT OR OMISSION OR STRICT LIABILITY, WHETHER SOLE
OR PARTIAL, OF BUYER, ITS OFFICERS, AGENTS AND EMPLOYEES. Seller shall fully protect, indemnify, defend and hold Buyer Group harmless against any and all Claims for pollution and/or environmental damage of any kind, including costs of clean-up, response and remediation, any fines or penalties assessed on account of such damage, caused by, arising out of, or in any way incidental to Seller's ownership or operation of the Assets if asserted prior to the Effective Date.

	2.4	Sale Subject To.  The Sale will be subject to the terms of the
Leases and those contracts and agreements affecting the Assets listed in the accounts described in Exhibit "A".


3.	EFFECTIVE DATE AND CLOSING DATE


	3.1	Effective Date.  The Effective Date of the sale of the Assets described herein shall be the later of December 1, 1998 or thirty
(30) days after an Order is entered by the Pennsylvania Public
Utility Commission issuing a Certificate of Public Convenience which would permit Seller to transfer the Assets to Buyer, subject to the provisions set forth in Article 7.2 herein where the Assets are located.


	3.2	Closing Date of Sale.  Unless delayed pursuant to provisions hereof, the Closing Date of the transaction contemplated herein and the delivery of the executed documents to accomplish the transfer of the Assets shall occur no later that thirty (30) days after the date the Order of the Pennsylvania Public Utility
Commission is entered at Seller's office in Pittsburgh and shall be the same date as the Effective Date.






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	3.3	Actual Closing.  Closing will occur upon confirmation of the receipt of the adjusted Purchase Price at which time fully executed copies of the Assignment instruments, sufficient in number for filing in each county affected, will be delivered to Buyer. The delivery of the Assignment instrument to Buyer shall be by hand in Seller's offices in Pittsburgh. Upon delivery of the Assignment, Buyer shall promptly file and record same in the appropriate counties and/or with the appropriate Federal and/or
State Governmental Agencies whichever is applicable.


4.	PURCHASE PRICE ADJUSTMENTS


4.1 Pre-Closing Adjustments. At least three (3) days prior to the Closing, Seller shall prepare and present to Buyer a statement
(herein referred to as the "Initial Settlement Statement") reflecting the adjustments to the Purchase Price as follows:

		a)  The Purchase Price shall be adjusted upward by the following:

			1)	The amount of all expenditures (including but not limited
to, capital expenditures, operating expenditures, prepaid
expenses, severance taxes, production taxes, royalties,
rentals, and other expenses billed under applicable
operating agreements such as combined fixed rate overhead
charges) paid by Seller in connection with the operation
of the interests attributable to the period from the
Effective Date of Sale to the closing.

			2)	Any other amount agreed upon by Buyer and Seller.

		b)	The Purchase Price shall be adjusted downward by the
following:

			1)	Any agreed to amounts attributable to environmental
Condition or Title Defect.

			2)	Any amounts equal to the value of the assets determined
pursuant to Section 7.3 Preferential Purchase Right, that
have been exercised.

			3)	An amount equal to all unpaid ad valorem, property,
production, windfall profit, severance, and similar taxes
and assessments, which amount shall, to the extent not
actually assessed, be computed based upon such taxes and
assessments for the tax related year last ended.




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			4)	Suspended royalty attributable to the interest Seller is
conveying to Buyer that will be assumed and administered
by Buyer.

					5)	Any other amount agreed upon by Buyer and Seller.


	4.2	Post-Closing Adjustments.  As soon as practicable, but no later than ninety (90) days after the Closing, Seller shall prepare, in accordance with this Agreement and with generally accepted accounting principles, and submit to Buyer a statement
(hereinafter referred to as "Final Settlement Statement"), setting forth each adjustment or payment that was not finally determined as of the Closing and showing the calculation of such adjustments. Seller shall afford Buyer access to Seller's records pertaining to the computation of the Final Settlement
Statement.  Within thirty (30) days after receipt of the Final
Settlement Statement, Buyer shall deliver to Seller a written report containing any changes that buyer proposes be made to the Final Settlement Statement. The parties shall then undertake to agree with respect to the amounts due pursuant to such post-closing adjustment by a date no later than one hundred fifty
(150) days after Closing, which date shall hereafter be referred to as the "Final Settlement Date." If the parties hereto reach agreement as to the Final Settlement Statement, the Buyer or Seller, as the case may be, shall make the agreed upon payment to the other party within fifteen (15) days of the Final Settlement
Date. In the event the parties are unable to reach an agreement with respect to the Final Settlement Statement by the Final
Settlement Date, then payment shall be made by the Buyer or Seller, as the case may be, to the other party within fifteen
(15) days of the Final Settlement Date as to all items on which the parties have reached agreement. The parties shall continue to negotiate in good faith on the remaining disputed items until a resolution is achieved.


5.	TAXES


	5.1	Payment of Taxes.  All Ad valorem, property, and other similar forms of taxes, which have been paid by Seller and which have accrued on or before the Effective Date of the sale, shall be prorated based on the representative holding period of each Party during the assessment period applicable to such tax. If a proration payment between Seller or Buyer is necessary, it shall be paid by adjustment to the purchase price at Closing.




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		Buyer shall be responsible for all sales, use, real estate
transfer taxes and similar taxes arising out of the sale of the Assets (hereinafter collectively referred to as "Sales Taxes").
The sale of Assets pursuant to this Agreement is anticipated to be an isolated or occasional sale which will not be subject to Sales Tax with any of the taxing authorities having jurisdiction over this transaction and therefore no Sales Tax will be collected by Seller from Buyer at the date of Closing unless it is determined by Buyer prior to Closing that the purchase and sale will be subject thereto. Seller agrees to cooperate with Buyer in demonstrating that the requirements for an isolated or occasional sale or any other Sales Tax exemption have been met.
If it is determined by Buyer prior to Closing that the purchase and sale contemplated by this Agreement is subject to Sales Tax, Buyer shall pay Seller at Closing all state and local Sales Taxes applicable to that portion of the Assets which is subject to Sales Tax, and Seller shall remit such amount to the appropriate taxing authority in accordance with applicable law; provided, however, that if Buyer desires to assume all responsibility for remitting to the appropriate taxing authority the state and local
Sales Taxes due, it shall provide Seller with any exemption certificates or other documentation required under applicable law in lieu of paying Seller the taxes due. Buyer shall assume liability for any Sales Taxes assessed by any taxing authority with respect to this sale, including the amounts of any penalties and interests. Buyer shall hold harmless and shall indemnify
Seller for any Sales Taxes assessed against Seller by any taxing authority in respect of this sale, including the amounts of any penalties, interest and attorney's fee. Any legal expenses incurred by Seller to reduce or avoid any of the aforementioned taxes shall be paid or reimbursed by Buyer.


	5.2	Federal Tax Issues.  Seller and Buyer agree that the Assets
subject to this Agreement do not constitute an "applicable asset acquisition" as described under Internal Revenue Code section
1060 and the regulations thereunder, nor do they constitute a trade or business in the ordinary sense of the term.
Nonetheless, in the event that these Assets are determined by the Internal Revenue Service (or any other regulatory body) to constitute an "applicable asset acquisition", then both Seller and Buyer agree and proclaim that any and all transferred Assets are limited to reserves in the ground and tangible equipment and are "Class III Assets"; and that there is no "goodwill" or "going concern value" attached to the transferred Assets. Both Parties agree to the necessary and timely exchange of information required to complete Federal Form 8594, and any other form required by the Internal Revenue Service or any other regulatory agency.


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	5.3	Federal and State Income Tax Adjustment.   Buyer agrees to pay to
Seller at Closing the "Federal and State Income Tax Adjustment" as described in this Section 5.3 and Exhibit "C". The Federal
Income Tax Adjustment shall include:
		- the balance of any "Regulatory Assets or Liabilities" (after excluding the balance of any tax gross-up amounts which were recorded under FAS 109) attributable to the Assets and included in accounts 186.910, 186.920, 253.800 and 253.900.
		- all incremental federal and state income taxes that will be due and payable in the year of the sale by Peoples as a direct result of the purchase and sale contemplated by this Agreement.
		- any deferred tax adjustments (excluding any tax gross-up
adjustments required under FAS 109) attributable to and resulting from the sale of the Assets including any deferred tax adjustments required under FAS 109.

		Seller and Buyer agree that the Federal and State Income Tax Adjustment provided for under this Section 5.3 constitutes additional sales proceeds to Seller. Buyer agrees to provide
Seller with the amount of incremental income taxes incurred as soon as possible after the Closing Date.


6.	REPRESENTATIONS AND WARRANTIES


	6.1	Seller's Representations and Warranties.  Seller represents and warrants:

			a)  Seller is a corporation duly organized and validly existing, in good standing, under the laws of the Commonwealth of
Pennsylvania.  Seller has the requisite corporate power and
authority to own the oil and gas properties described herein and to carry on business with regard to same as is now being conducted and to enter into and to carry out the terms of
this Agreement.

		b) The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on behalf of Seller.

		c) Seller is not a party to, or in any way obligated under, nor does Seller have any knowledge of, any contract or outstanding claim for the payment of any broker's or finder's fee in connection with the origination, negotiation, execution, or performance of this Agreement.




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		d)  This agreement has been duly executed and delivered on behalf of the Seller. This agreement constitutes the valid, legal and binding obligation of the Seller and is enforceable against it in accordance with its terms. All instruments required to be executed and delivered by Seller at the Closing will constitute valid, legal and binding obligations of Seller enforceable against Seller in accordance with their terms.

		e) Seller's execution, delivery and performance of this agreement does not conflict with or violate its Articles of Incorporation, or any agreements or instruments to which Seller may be a party or by which Seller or any of Seller's
Assets are bound, or any law, administrative regulation or rule, or court order, judgment or decree applicable to Seller or to the Assets, non-compliance with which would have an adverse effect on Buyer or its ownership or operation of the Assets after the Closing Date.

		f) There are no bankruptcy, reorganization, or arrangement proceedings pending, being contemplated by or, to the best knowledge of Seller, threatened against the Seller.

		g) There is no claim, dispute, suit, action, investigation or other proceeding pending before any court or governmental agency to which Seller is a party, or has knowledge of which has resulted or might result in the impairment or loss of Seller's title to any of the Assets.

		h) The Leases are in full force and effect, and all royalties, rentals and other payments due thereon by or on behalf of Seller have been timely and properly paid in full on or before the due dates thereof and all conditions necessary to keep the Leases in full force and effect have been fully and punctually performed.

		i) Subject to section 7.5 below, the working interest and net revenue interest described in Seller's accounts listed on Exhibit "A" to the best of Seller's knowledge are correct.

		j) That there are no liens, burdens, mortgages or other encumbrances of any kind affecting Seller's interest other than its proportionate share of lessor's royalty burden.








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		k)  That the interest Seller is conveying to Buyer is free and clear of all rights of reassignment, reversionary rights, calls on production, prepayment arrangements, dedications of the Leases or production therefrom to sales, gathering or transportation contracts or other similar agreements or arrangements that would encumber the interest that Buyer is acquiring hereunder.

6.2	Buyer's Representations and Warranties.  Buyer represents and warrants:

	a) Buyer is a U. S. corporation duly organized and validly existing, in good standing, under the laws of the State of Delaware and has the requisite corporate authority to own the oil and gas properties described herein and to carry on business with regard to same as is now being conducted and to enter into and to carry out the terms of this Agreement.

	b) The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on behalf of Buyer.

	c) Buyer is not a party to, or in any way obligated under, nor does Buyer have any knowledge of, any contract or outstanding claim for the payment of any broker's or finder's fee in connection with the origination, negotiation, execution, or performance of this Agreement.

	d) Buyer shall comply with all applicable laws, ordinances, rules and regulations and shall promptly obtain and maintain all permits required by public authorities in connection with the Assets purchased.

	e) Buyer is not subject to any charter, by-law, lien or encumbrance of any kind, agreement, instrument, order or decree of any court or governmental body which would prevent consummation of the actions contemplated by this Agreement.


	f) Buyer has, or will have on the Closing Date, sufficient cash, available lines of credit or other sources of immediately available funds to enable it to make payment of the Purchase
Price to Seller on the Closing Date.







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	g)  Buyer is an experienced and knowledgeable investor in oil and gas properties and has the financial and business expertise to evaluate the merits and risks of the transactions contemplated by this Agreement. Buyer has sought the advice of persons it deems appropriate concerning this Agreement.
Buyer is acquiring the Assets for its own account and is not acquiring the Assets in contemplation of a distribution of the Assets in violation of any applicable Federal or States securities laws.


7.	ADDITIONAL COVENANTS


	7.1	Antitrust Review.  If the consummation of the transactions
contemplated by this Agreement is subject to review under the
Hart-Scott-Rodino Antitrust Improvements Act of 1976 ("HSR Act"),
Seller and Buyer shall cooperate with each other and with the reviewing agencies, and shall promptly undertake to take such
reasonable action as may be required to obtain such review. 	The
Closing Date for the transaction contemplated herein shall be extended until (i) all filings required to be made under the HSR
Act have been made (ii) the waiting period thereunder shall either have expired or have been terminated and (iii) no adverse actions by any federal agency that has jurisdiction over same shall have been taken or threatened. If a filing under the HSR
Act is required, Buyer agrees to pay all fees associated with same.


	7.2	Approvals and Consents.  If the transfer of the Assets, or any portion thereof, requires any prior approvals, or other forms of consent, Buyer and Seller shall jointly work to obtain such necessary approvals and consents prior to Closing. In particular, Seller shall seek the approval of the Securities
Exchange Commission and the Pennsylvania Public Utility
Commission, and such approvals are conditions precedent to the sale of the Assets contemplated herein. The consummation of the sale of Assets anticipated under the terms of this Asset Sale
Agreement shall be conditioned upon Buyer's satisfaction with any terms or conditions contained within an Order of the Pennsylvania
Public Utility Commission pertaining to the issuance of a Certificate of Public Convenience to Seller authorizing the sale of Assets to Buyer.

	7.3	Preferential Purchase Rights.  Seller and Buyer agree that
preferential rights exist in some of the Assets to the extent preferential rights are exercised, Seller agrees to adjust the Purchase Price.


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	7.4	Title and Document Review.  After execution of this Agreement and prior to Closing, Seller shall make available to Buyer copies of all title and related information, including but not limited to, information necessary to effect an electronic conversion of lease and well data, and shall furnish Buyer with a list and copies of all contracts or agreements to which the Assignment of Assets will be subject, for a minimum period of ninety (90) days.  Prior to Closing Buyer may review such information at Seller's offices during normal business hours.  Failure to provide such
information will delay closing to the extent necessary to provide
Buyer a period of ninety (90) days for review.   In the event
Buyer discovers a title defect, Buyer shall, prior to Closing, deliver to Seller a notice of such defect, together with Buyer's proposed adjustment to the Purchase Price attributable to such title defect and/or Buyer's estimated cost to cure such title defect. If, prior to Closing, Buyer has not agreed to waive such title defect and if Seller and Buyer cannot agree on a resolution
(monetary or otherwise) with regard to such defect, Buyer shall have the following remedies available in the order hereinafter noted (a) to delay, without penalty or liability, the Closing for fourteen (14) days in order to allow Seller time to cure the defect at its own expense, or (b) to have Seller fully warrant its title to the Leases affected by the title defect to Seller, or (c) to cancel the sale, and this Agreement shall be deemed terminated without further liability or obligation to either party hereunder.

	7.5	Special Warranty of Title.  Seller and its successors and assigns represent that the Assets are free and clear of liens, claims, mortgages, encumbrances burdens including royalties due as of the Effective Date (other than the existence of Lessor's royalty interest) and other adverse claims, including claims by gas purchasers or others for delivery of prepaid gas or liability for refunds, or delivery of future production without full payment therefor. Seller and its successors and assigns warrant and agree to forever defend all and singular the Assets unto Buyer, its successors and assigns, against every person whomsoever lawfully claiming the Assets or any part thereof by, through or under Seller, but not otherwise.

	7.6	Suspended Royalty.  Upon Closing, Buyer shall assume the
responsibility for the proper payment of all suspended royalty amounts. Seller agrees to reimburse Buyer for Suspended
Royalties attributable to Seller's obligation to pay such royalties up to and including the Closing Date that have been assumed and administered by Buyer.

8.	OPERATIONS PRIOR TO CLOSING - OPERATED ASSETS


Seller, if Seller is the Operator, warrants that, after execution of this Agreement and prior to Closing, it will not, without the consent of Buyer, conduct any drilling or other operations on the Assets, nor will it place any structures, facilities, pipelines or other equipment on the Assets which would constitute out of the ordinary operations.


9.	INTERIM AGENCY OF SELLER


Seller shall act as Buyer's interim agent after Closing for the payment of royalties, delay rentals and other payments due third parties in connection with the ownership and operation of the Assets until such time as the data necessary for Buyer to make such payments directly to such third parties is fully incorporated into Buyer's land records and accounting systems. Buyer agrees to compensate Seller at cost for services provided hereunder.


10.	GAS IMBALANCE


Seller warrants that there are no gas imbalances owed to or owed by Seller to other working interest owners of the Assets.


11. 	GAS PURCHASE


	Subject to the provisions of 7.2, Buyer agrees to sell to Seller and Seller agrees to buy from Buyer an amount of gas, equal to the production from the wells transferred hereunder based on production reserve estimates as of the Closing Date from the January 1998 Ralph
E. Davis Associates, Inc. report for six twelve-month periods from the date of transfer of the properties to CNGP. For such volumes, Seller agrees to charge a price equal to the following:

					      Cost per Mcf
	Year One			$1.47
	Year Two			$1.73
	Year Three			$1.85
	Year Four			$2.20
	Year Five			$2.36
	Year Six			$2.63

	The above prices represent the Sellers projected unit cost of production assuming Seller continues owning and operating the Production Assets. When any gas is sold to Seller from the wells transferred hereunder, it shall be sold at the wellhead free of gathering charges. To the extent seller is required to exit the merchant function by legislation or regulation during this six-year period, Buyer shall cease to be obligated to supply gas to Seller pursuant to the terms of this Section.


12.	MISCELLANEOUS


	12.1	Payment of Expenses and Fees.  Buyer and Seller shall each bear their own costs and expenses, including but not limited to attorney's fees incurred in connection with the transactions contemplated in this Agreement; provided, however, Buyer shall pay all recording fees or transfer taxes in connection with the recording of any instrument of transfer of Assets from Seller to Buyer hereunder.

	12.2	Data and Records.  Within a reasonable time after Closing, as applicable, Seller shall deliver to Buyer copies of any land contracts or agreement files, well logs, well files, geological and engineering data and royalty ledger in Seller's files that pertain to the Assets. Seller shall not furnish copies of geophysical, seismic and other technical, confidential or proprietary data and interpretations thereof unless they are transferable under license agreements.

	12.3	Publicity.  Seller and Buyer shall each notify the other party in writing In advance of any press release concerning the transactions contemplated by this Agreement. Such notice shall include a full copy of the proposed press release. Unless a party so notified objects to such proposed press release in writing within seventy-two (72) hours after receipt of such notice, it shall be deemed approval of same. Any party receiving an objection shall make a good faith effort to accommodate the objecting party's comments.

	12.4	Further Assurances.  From time to time after Closing, Seller and
Buyer shall execute, acknowledge and deliver to the other such further instruments, and take such other action as may be reasonably requested, in order to assure the delivery of the interests contemplated by this Agreement.

	12.5	Entire Agreement.   This Agreement and the attached exhibits
constitute the entire agreement between Seller and Buyer with respect to the transactions contemplated herein, and shall supersede all prior oral or written agreements, commitments, understandings or information otherwise furnished by Seller to Buyer with respect to such matters. No amendment of this Agreement shall be binding unless same is in writing and signed by representatives of all parties hereto. Headings used in this Agreement are only for convenience of reference and shall not be used to define the meaning of any provision.

	12.6	Notices.  All notices and consents to be given hereunder shall be in writing and shall be deemed to have been duly given when delivered personally or sent by facsimile transmission with receipt acknowledged, or delivered by the U.S. mail or a recognized commercial mail courier to the party at the address set forth in this Agreement or such other address as any party shall have designated by ten days notice to the other party.

	12.7	Governing Law.  This Agreement shall be governed by the law of the Commonwealth of Pennsylvania without regard to rules concerning conflicts of law.

	12.8	Survival.  All obligations of the parties with respect to
representations, warranties, indemnities and other provisions set forth herein shall survive Closing and shall continue thereafter for as long as permitted by applicable statutes of limitation or prescription.

	12.9	Negotiated Agreement.  Despite the extent of any party's
participation in the drafting process, this Agreement is the result of extended, arms-length negotiations and shall not be construed against or in favor of any party merely on the basis that such party drafted this Agreement or any particular portion of this Agreement.

	12.10	Successor and Assigns.  This Agreement shall extend to, be
binding upon and inure to the benefit of the parties and their respective heirs, devisees, legal representatives, successors, and assigns, and shall constitute a covenant running with the Lease(s) and the lands and Assets conveyed hereby.

	12.11	Counterpart Execution.  This Agreement may be executed in
counterpart originals, and shall be binding on those who sign any counterpart, regardless of whether all parties join in executing this Agreement or a counterpart. If this Agreement is executed in counterparts, all counterparts taken together shall have the same effect as if all parties had signed the same agreement.

	12.12	Term.  This Agreement shall remain in full force and effect
until the expiration of ninety (90) days after cessation of production from, or lease maintenance operations on any of the assets transferred hereunder.


	IN WITNESS WHEREOF, Seller and Buyer have executed this Agreement as of the date first written above.


								CNG PRODUCING COMPANY



											By:
													Paul P. Gregg
													Senior Vice President
													and Chief Financial Officer



											THE PEOPLES NATURAL GAS COMPANY




											By:
													(Name)
													(Title)